                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                           Texas Pacific Land Trust
                    ---------------------------------------
                               (Name of Issuer)


        Sub-Share Certificates in Certificates of Proprietary Interest
   -------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   882610108
                      ----------------------------------
                                (CUSIP Number)


                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                             80 South Main Street
                         Hanover, New Hampshire 03755
                                (603) 643-1567
                   -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                April 14, 1997
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                  Fund American Enterprises Holdings, Inc.
                                  94-2708455

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member    (a)    _______________________
     of a Group (See Instructions)
                                              (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)        N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------

     Number of Sub-Shares                 (7)  Sole Voting Power
     Beneficially Owned                        -----------------
     by Each Reporting                         30,000
     Person With                          (8)  Shared Voting Power
                                               -------------------
                                               121,200
                                          (9)  Sole Dispositive Power
                                               ----------------------
                                               30,000
                                          (10) Shared Dispositive Power
                                               ------------------------
                                               121,200

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                               151,200

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   Approximately 5.3%


--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)      HC, CO


--------------------------------------------------------------------------------


                                    2 of 12

                              CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member     (a)    _______________________
     of a Group (See Instructions)
                                               (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)        N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------

     Number of Sub-Shares                 (7)  Sole Voting Power
     Beneficially Owned                        -----------------
     by Each Reporting
     Person With                          (8)  Shared Voting Power
                                               -------------------
                                               101,200
                                          (9)  Sole Dispositive Power
                                               ----------------------

                                          (10) Shared Dispositive Power
                                               ------------------------
                                               101,200

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                               101,200

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   Approximately 3.6%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       CO

--------------------------------------------------------------------------------


                                    3 of 12

                              CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
     Person

                        White Mountains Holdings, Inc.
                                  02-0477315

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member     (a)    _______________________
     of a Group (See Instructions)
                                               (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)        N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

--------------------------------------------------------------------------------

                                          (7)  Sole Voting Power
     Number of Sub-Shares                      -----------------
     Beneficially Owned
     by Each Reporting                    (8)  Shared Voting Power
     Person With                               -------------------
                                               20,000
                                          (9)  Sole Dispositive Power
                                               ----------------------

                                          (10) Shared Dispositive Power
                                               ------------------------
                                               20,000

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                               20,000

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   Approximately .7%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)       HC, CO

--------------------------------------------------------------------------------

                                    4 of 12

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 5 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995, AS AMENDED BY AMENDMENT NO. 1 ON SEPTEMBER 8, 1995, AMENDMENT NO. 2 ON OCTOBER 4, 1995, AMENDMENT NO. 3 ON FEBRUARY 9, 1996 AND AMENDMENT NO. 4 ON MARCH 1, 1996. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 2.  Identity and Background.
         ------------------------

         (a), (b), (c) and (f). The name, business address, present principle occupation or employment (and the name, principle business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of FAEH, FAE and WMH is set forth on Schedule I, attached hereto, and incorporated herein by reference.

         (d) and (e). Neither FAEH, FAE or WMH, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
         On June 10, 1996, WMH transferred 40,000 Sub-Shares to FAEH at $30.50 per Sub-Share.

                                    5 of 12

Item 4.  Purpose of Transaction.
         -----------------------

         (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of TPL or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) FAEH owns 30,000 Sub-Shares directly and 101,200 Sub-Shares indirectly through FAE and 20,000 Sub-Shares indirectly through WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:

                                                    Percentage of
                             Sub-Shares              Sub-Shares
                            Beneficially            Beneficially
     Person                    Owned                    Owned
     ------                 ------------            -------------

     FAEH                      151,200                   5.3%

     FAE                       101,200                   3.6%

     WMH *                      20,000                    .7%

          * WMH and certain of its direct and indirect wholly owned subsidiaries.


         (b) FAEH has sole voting power and dispositive power with respect to 30,000 Sub-Shares and shares voting power and dispositive power with respect to 101,200 Sub-Shares with FAE and 20,000 Sub-Shares with WMH and certain of WMH's direct and indirect wholly owned subsidiaries.

         (c) Schedule II, attached hereto, describes all transactions by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on
Schedule I, attached hereto, in Sub-Shares effected during the past 60 days.

                                    6 of 12

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 1997

                            FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                            BY:             /S/
                                 ------------------------------------
                            Name:   Michael S. Paquette
                            Title:  Vice President and Controller


                            FUND AMERICAN ENTERPRISES, INC.


                            BY:            /S/
                                 -------------------------------------
                            Name:   Robert E. Snyder
                            Title:  Secretary and Controller



                            WHITE MOUNTAINS HOLDINGS, INC.


                            BY:            /S/
                                 -------------------------------------
                            Name:   Michael S. Paquette
                            Title:  Vice President and Controller


                                    7 of 12

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Holdings, Inc. ("WMH") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.



Name and                                                   Present Principal
Business Address             Office                     Occupation or Employment
----------------             ------                     ------------------------

FAEH

Dennis P. Beaulieu           Vice President &           Vice President &
Fund American Enterprises     Secretary                  Secretary
 Holdings, Inc.              of FAEH and WMH,           of FAEH
80 South Main Street         Director of WMH
Hanover, NH 03755


John J. Byrne                Chairman of the Board,     Chairman of the Board,
Fund American Enterprises    President & Chief          President & Chief
 Holdings, Inc.              Executive Officer of       Executive Officer of
80 South Main Street         FAEH, Chairman of the      FAEH
Hanover, NH 03755            Board of FAE

Reid T. Campbell             Assistant Controller       Assistant Controller
Fund American Enterprises    of FAEH and WMH            of FAEH and WMH
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Howard L. Clark              Director of FAEH           Retired
200 Park Avenue, Suite 4501
New York, NY 10166

Howard L. Clark, Jr.         Director of FAEH           Vice Chairman of Lehman
Lehman Brothers Inc.                                     Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran            Director of FAEH           President & Chief
Financial Security           and WMH                    Executive Officer of
 Assurance Holdings Ltd.                                Financial Security
350 Park Avenue                                          Assurance
New York, NY 10022                                       Holdings Ltd.



George J. Gillespie, III     Director of FAEH           Partner in Cravath,
Cravath, Swaine & Moore                                  Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                    8 of 12

                      ----------------------------------


Name and                                               Present Principal
Business Address             Office                    Occupation or Employment
----------------             ------                    -------------------------
K. Thomas Kemp               Executive Vice President  Executive Vice President
Fund American Enterprises    & Director of FAEH,       of FAEH
 Holdings, Inc.              Director of FAE,
80 South Main Street         Chairman
Hanover, NH 03755            of the Board & Chief
                             Executive
                             Officer of WMH

Gordon S. Macklin            Director of FAEH          Chairman of the Board of
8212 Burning Tree Road                                 White River Corporation
Bethesda, MD 20817


Frank A. Olson               Director of FAEH          Chairman of the Board &
The Hertz Corporation                                  Chief Executive Officer
225 Brae Boulevard                                     of The Hertz Corporation
Park Ridge, NJ 07656



Michael S. Paquette          Vice President &          Vice President &
Fund American Enterprises    Controller                Controller of FAEH
 Holdings, Inc.              of FAEH and WMH,
80 South Main Street         Director of FAE and WMH
Hanover, NH 03755


David G. Staples             Vice President &          Vice President & Director
Fund American Enterprises    Director                  of Taxation of FAEH
 Holdings, Inc.              of Taxation of FAEH
80 South Main Street
Hanover, NH 03755


Allan L. Waters              Senior Vice President &   Senior Vice President &
Fund American Enterprises    Chief Financial Officer   Chief Financial Officer
 Holdings, Inc.              of FAEH and WMH,          of FAEH
80 South Main Street         Director of FAE and WMH
Hanover, NH 03755

Arthur Zankel                Director of FAEH          Co-Managing Partner
First Manhattan Co.                                    First Manhattan Co.
437 Madison Ave.
New York, NY 10022


FAE

John J. Byrne                (see above)               (see above)
(see above)

Terry L. Baxter              President & Director      President of WMH
White Mountains              of WMH, Director of FAE
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

                                    9 of 12

                      ----------------------------------


Name and                                               Present Principal
Business Address             Office                    Occupation or Employment
----------------             ------                    ------------------------

K. Thomas Kemp               (see above)               (see above)
(see above)

James H. Ozanne              President of FAE,         President of FAE
Fund American Enterprises,   Director of FAE
 Inc.
The 1820 House, Main Street
Norwich, VT 05055

Michael S. Paquette          (see above)               (see above)
(see above)

Robert E. Snyder             Secretary & Controller    Secretary & Controller
Fund American Enterprises,   of FAE                    of FAE
 Inc.
The 1820 House, Main Street
Norwich, VT 05055

Allan L. Waters              (see above)               (see above)
(see above)


WMH

Terry L. Baxter              (see above)               (see above)
(see above)

Dennis P. Beaulieu           (see above)               (see above)
(see above)

John J. Byrne                (see above)               (see above)
(see above)

Patrick M. Byrne             Director of WMH           Chief Executive
Centricut, LLC                                         Officer of
2 Technology Drive, STE 3                              Centricut, LLC
West Lebanon, NH 03784


Reid T. Campbell             (see above)               (see above)
(see above)

Robert P. Cochran            (see above)               (see above)
(see above)

Morgan W. Davis              Executive Vice            Executive Vice
White Mountains              President                 President
 Holdings, Inc.              and Director of WMH       of WMH
80 South Main Street
Hanover, NH 03755-2053

                                   10 of 12

                      ----------------------------------


Name and                                               Present Principal
Business Address            Office                     Occupation or Employment
----------------            ----------------           ------------------------
Steven E. Fass              Director of WMH            President & Chief
Folksamerica Holding                                   Executive Officer of
 Company, Inc.                                         Folksamerica Holding
One Liberty Plaza                                      Company, Inc.
Nineteenth Floor
New York, NY 10006



John D. Gillespie           Director of WMH            Self Employed
White Mountains
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Robert P. Keller            Director of WMH            Self Employed
White Mountains
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

K. Thomas Kemp              (see above)                (see above)
(see above)

Phil Koerner                Director of WMH            Chief Executive Officer
National Grange Mutual                                 of National Grange
 Insurance Company                                     Mutual Insurance Company
55 West Street, POB 2300
Keene, NH 03431


Michael S. Paquette         (see above)                (see above)
(see above)

Daniel A. Post              Director of WMH            President & Chief
2450 14th Avenue SE                                    Executive Officer of
Albany, OR 97321                                       Valley Insurance
                                                       Company

Allan L. Waters             (see above)                (see above)
(see above)

                                   11 of 12

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

     Sales of Sub-Share Certificates in Certificates of Proprietary Interest of Texas Pacific Land Trust by the Reporting Persons and by persons listed in
Schedule I, within the last 60 days.


Sold by            Date         Number Sold       Unit Price
-------            ----         -----------       ----------
FAE              02/26/97           200             28.125
FAE              04/14/97         1,000             30.625
FAE              04/14/97         1,000             30.375
FAE              04/14/97         1,000             30.375
FAE              04/14/97         1,000             30.375

                                   12 of 12